UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-K/A

(Amendment No. 1):

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of report (Date of earliest event reported): February 6, 2024

BERRY GLOBAL GROUP, INC.

(Exact Name of Registrant as Specified in Charter)

Delaware	1-35672	20-5234618
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

101 Oakley Street, Evansville, Indiana	47710
(Address of Principal Executive Offices)	(Zip Code)

(812) 424-2904

(Registrant’s telephone number, including area code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240-14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities Registered Pursuant to Section 12(b) of the Act

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, $0.01 par value per share	BERY	New York Stock Exchange

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01	Entry into a Material Definitive Agreement.

As previously disclosed in a Current Report on Form 8-K filed by Berry Global Group, Inc. (the “Company”) with the Securities and Exchange Commission (the “SEC”) on February 7, 2024, the Company, Treasure Holdco, Inc., a Delaware corporation and a wholly owned subsidiary of the Company (“Spinco”), entered into certain definitive agreements with Glatfelter Corporation, a Pennsylvania corporation (“Glatfelter”), Treasure Merger Sub I, Inc., a Delaware corporation and a wholly owned subsidiary of Glatfelter (“First Merger Sub”) and Treasure Merger Sub II, LLC, a Delaware limited liability company and a wholly owned subsidiary of Glatfelter (“Second Merger Sub” and together with First Merger Sub, the “Merger Subs”). The definitive agreements provide for a series of transactions pursuant to which, among other things, the Company will transfer the business, operations and activities that constitute the majority of its Health, Hygiene and Specialties segment to include its global nonwovens and hygiene films business of the Company (the “HHNF Business”) to Spinco, subject to the terms and conditions set forth in the definitive agreements.

The definitive agreements entered into in connection with the transactions (collectively, the “Transaction Agreements”) include:

•	a RMT Transaction Agreement, dated February 6, 2024 (the “RMT Transaction Agreement”), by and among the Company, Spinco, Glatfelter and Merger Subs;
•	a Separation and Distribution Agreement, dated February 6, 2024 (the “Separation Agreement”), by and among the Company, Spinco and Glatfelter;
•	a Tax Matters Agreement, dated February 6, 2024, by and among the Company, Spinco and Glatfelter, which governs the parties’ respective rights, responsibilities and obligations with respect to taxes, tax attributes, the preparation and filing of tax returns, responsibility for and preservation of the expected tax-free status of the transactions contemplated by the RMT Transaction Agreement and the Separation Agreement, and certain other tax matters; and
•	an Employee Matters Agreement, dated February 6, 2024, by and among the Company, Spinco and Glatfelter, which governs the parties’ respective obligations with respect to current and former employees of the HHNF Business and certain other employee compensation and benefits matters relating to the transaction, including, without limitation, the treatment of the Company’s outstanding equity awards as of the closing.

A summary of the material terms and conditions of each of the RMT Transaction Agreement and the Separation Agreement is included the Current Report on Form 8-K filed by the Company with the SEC on February 7, 2024, which summaries are incorporated herein by reference. The descriptions of the Transaction Agreements and the transactions contemplated thereby do not purport to be complete and are subject to, and qualified in their entirety by reference to, the full text of the Transaction Agreements, copies of which are attached hereto as Exhibit 2.1, Exhibit 2.2, Exhibit 10.1 and Exhibit 10.2, respectively, which are incorporated herein by reference.

The Transactions Agreements have been included to provide investors with information regarding their terms. They are not intended to provide any financial or other factual information about the Company, Spinco or Glatfelter. The representations, warranties, covenants and agreements contained in the Transaction Agreements (1) were made only for purposes of the Transaction Agreements, as of the specific dates therein, (2) were solely for the benefit of the parties to the Transaction Agreements and the parties expressly identified as third-party beneficiaries thereto, as applicable (except as expressly provided therein), (3) may be subject to limitations agreed upon by the contracting parties, including being qualified by confidential disclosures made for the purposes of allocating contractual risk between the parties to the Transaction Agreements instead of establishing these matters as facts and (4) may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to investors. Investors are not third-party beneficiaries under the Transaction Agreements and should not rely on the representations, warranties, covenants and agreements therein or any descriptions thereof as characterizations of the actual state of facts or condition of the parties thereto or any of their respective subsidiaries or affiliates. Moreover, information concerning the subject matter of representations and warranties may change after the respective dates of the Transaction Agreements, which subsequent information may or may not be fully reflected in the respective public disclosures by the Company, Spinco and Glatfelter. Accordingly, investors should read the Transaction Agreements not in isolation but in conjunction with the other information about the Company, Spinco and Glatfelter and their respective subsidiaries that the respective companies include in reports, statements and other filings they make with the SEC.

Item 5.02.	Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.

On February 6, 2024, the Company agreed to provide Curt Begle with an incentive package in connection with the successful closing of the transactions described above. The RMT Transaction Agreement provides that, contingent on the closing of the transactions, Curt Begle will depart as President of the Company’s Health, Hygiene & Specialties Division and will be appointed as Chief Executive Officer of the combined company. As part of the incentive package, Mr. Begle will be entitled to receive a transaction bonus in the amount of $1,500,000, to be paid in two installments, 50% as soon as administratively possible following the closing of the transactions and the remaining 50% to be paid six months following the closing of the transactions, provided that Mr. Begle remains employed with the combined company or the Company for six months following the closing. Mr. Begle will also be entitled to receive a sales incentive payment equal to a maximum of $3,007,500, which will be funded in its entirety by Spinco. In the event that Mr. Begle is terminated without cause within one year following the closing of the transactions, Mr. Begle will be entitled to receive payment of the second installment of the transaction bonus and full payment of the sales incentive bonus.

Upon the closing of the transactions and Mr. Begle’s subsequent employment with the combined company, Mr. Begle will be treated as a retiree under the Berry Global, Inc. 2015 Long-Term Incentive Plan (the “Plan”) such that Mr. Begle’s outstanding awards under that plan will continue to vest in accordance with their existing vesting schedule after Mr. Begle’s termination of employment from the Company.  If Mr. Begle is not offered a position with the combined company comparable with his current position with the Company or does not remain employed in a comparable position with the Company or one of its affiliates following the closing of the transactions, Mr. Begle would be eligible for severance under the Company’s Severance Pay Plan and would be eligible to receive full payment of the transaction bonus and the sales incentive bonus.  If Mr. Begle resigns or is terminated for cause before an incentive payment due date, the payment will not be made.  If Mr. Begle dies, becomes disabled or terminates employment for good reason prior to the closing of the transactions, he will be entitled to receive any unpaid incentive payments.

The foregoing summary of Mr. Begle’s incentive package does not purport to be complete and is qualified in its entirety by the full text of the incentive arrangement, which will be filed as an exhibit to the Company’s Quarterly Report on Form 10-Q for the current fiscal quarter.

Cautionary Statement Concerning Forward-Looking Statements

Statements in this release that are not historical, including statements relating the expected timing, completion and effects of the proposed transaction between Berry and Glatfelter, are considered “forward looking” within the meaning of the federal securities laws and are presented pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. You can identify forward-looking statements because they contain words such as “believes,” “expects,” “may,” “will,” “should,” “would,” “could,” “seeks,” “approximately,” “intends,” “plans,” “estimates,” “projects,” “outlook,” “anticipates” or “looking forward,” or similar expressions that relate to strategy, plans, intentions, or expectations. All statements relating to estimates and statements about the expected timing and structure of the proposed transaction, the ability of the parties to complete the proposed transaction, benefits of the transaction, including future financial and operating results, the combined company’s plans, objectives, expectations and intentions, and other statements that are not historical facts are forward-looking statements. In addition, senior management of Berry and Glatfelter, from time to time make forward-looking public statements concerning expected future operations and performance and other developments.

Actual results may differ materially from those that are expected due to a variety of factors, including without limitation: the occurrence of any event, change or other circumstances that could give rise to the termination of the proposed transaction; the risk that Glatfelter shareholders may not approve the transaction proposals; the risk that the necessary regulatory approvals may not be obtained or may be obtained subject to conditions that are not anticipated; risks that any of the other closing conditions to the proposed transaction may not be satisfied in a timely manner; risks that the anticipated tax treatment of the proposed transaction is not obtained; risks related to potential litigation brought in connection with the proposed transaction; uncertainties as to the timing of the consummation of the proposed transaction; unexpected costs, charges or expenses resulting from the proposed transaction; risks and costs related to the implementation of the separation of Berry’s HHNF Business into a new entity (“Spinco”), including timing anticipated to complete the separation; any changes to the configuration of the businesses included in the separation if implemented; the risk that the integration of the combined companies is more difficult, time consuming or costly than expected; risks related to financial community and rating agency perceptions of each of Berry and Glatfelter and its business, operations, financial condition and the industry in which they operate; risks related to disruption of management time from ongoing business operations due to the proposed transaction; failure to realize the benefits expected from the proposed transaction; effects of the announcement, pendency or completion of the proposed transaction on the ability of the parties to retain customers and retain and hire key personnel and maintain relationships with their counterparties, and on their operating results and businesses generally; and other risk factors detailed from time to time in Glatfelter’s and Berry’s reports filed with the SEC, including annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and other documents filed with the SEC. These risks, as well as other risks associated with the proposed transaction, will be more fully discussed in the registration statements, proxy statement/prospectus and other documents that will be filed with the SEC in connection with the proposed transaction. The foregoing list of important factors may not contain all of the material factors that are important to you. New factors may emerge from time to time, and it is not possible to either predict new factors or assess the potential effect of any such new factors. Accordingly, readers should not place undue reliance on those statements. All forward-looking statements are based upon information available as of the date hereof. All forward-looking statements are made only as of the date hereof and neither Berry nor Glatfelter undertake any obligation to update or revise any forward-looking statement as a result of new information, future events or otherwise, except as otherwise required by law.

Non-GAAP Financial Information

Non-GAAP financial information included within this current report and accompanying materials is provided as a complement to the results provided in accordance with accounting principles generally accepted in the United States of America (“GAAP”). Due to high variability and difficulty in predicting items that impact cash from operating activities and capital expenditures, the Company is not able to provide a reconciliation between projected free cash flow and the most comparable GAAP metric without unreasonable effort.

Additional Information and Where to Find It

This communication may be deemed to be solicitation material in respect of the proposed transaction between Berry and Glatfelter. In connection with the proposed transaction, Berry and Glatfelter intend to file relevant materials with the SEC, including a registration statement on Form S-4 by Glatfelter that will contain a proxy statement/prospectus relating to the proposed transaction. In addition, Spinco expects to file a registration statement in connection with its separation from Berry. This communication is not a substitute for the registration statements, proxy statement/prospectus or any other document which Berry and/or Glatfelter may file with the SEC. STOCKHOLDERS OF BERRY AND GLATFELTER ARE URGED TO READ ALL RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE REGISTRATION STATEMENT AND PROXY STATEMENT/PROSPECTUS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders will be able to obtain copies of the registration statements and proxy statement/prospectus (when available) as well as other filings containing information about Berry and Glatfelter, as well as the Spinco, without charge, at the SEC’s website, http://www.sec.gov. Copies of documents filed with the SEC by Berry or the Spinco will be made available free of charge on Berry’s investor relations website at https://ir.berryglobal.com. Copies of documents filed with the SEC by Glatfelter will be made available free of charge on Glatfelter's investor relations website at https://www.glatfelter.com/investors.

No Offer or Solicitation

This communication is for informational purposes only and is not intended to and does not constitute an offer to sell, or the solicitation of an offer to sell, subscribe for or buy, or a solicitation of any vote or approval in any jurisdiction, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in which such offer, sale or solicitation would be unlawful, prior to registration or qualification under the securities laws of any such jurisdiction. No offer or sale of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law.

Participants in Solicitation

Berry and its directors and executive officers, and Glatfelter and its directors and executive officers, may be deemed to be participants in the solicitation of proxies from the holders of Glatfelter capital stock and/or the offering of securities in respect of the proposed transaction. Information about the directors and executive officers of Berry, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth under the caption “Security Ownership of Beneficial Owners and Management” in the definitive proxy statement for Berry’s 2024 Annual Meeting of Stockholders, which was filed with the SEC on January 4, 2024 (https://www.sec.gov/ixviewer/ix.html?doc=/Archives/edgar/data/0001378992/000110465924001073/tm2325571d6_def14a.htm). Information about the directors and executive officers of Glatfelter including a description of their direct or indirect interests, by security holdings or otherwise, is set forth under the caption “Ownership of Company Stock” in the proxy statement for Glatfelter's 2023 Annual Meeting of Shareholders, which was filed with the SEC on March 31, 2023 (https://www.sec.gov/ixviewer/ix.html?doc=/Archives/edgar/data/0000041719/000004171923000012/glt-20230331.htm). In addition, Curt Begle, the current President of Berry’s Health, Hygiene & Specialties Division, will be appointed as Chief Executive Officer of the combined company. Investors may obtain additional information regarding the interest of such participants by reading the proxy statement/prospectus regarding the proposed transaction when it becomes available.

Item 9.01	Financial Statements and Exhibits.

(d) Exhibits

2.1	RMT Transaction Agreement, dated February 6, 2024, by and among Berry Global Group, Inc., Treasure Holdco, Inc., Glatfelter Corporation, Treasure Merger Sub I, Inc. and Treasure Merger Sub II, LLC *

2.2	Separation and Distribution Agreement, dated February 6, 2024, by and among Berry Global Group, Inc., Treasure Holdco, Inc. and Glatfelter Corporation *

10.1	Tax Matters Agreement, dated February 6, 2024, by and among Berry Global Group, Inc., Treasure Holdco, Inc. and Glatfelter Corporation

10.2	Employee Matters Agreement, dated February 6, 2024, by and among Berry Global Group, Inc., Treasure Holdco, Inc. and Glatfelter Corporation

104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

*	Certain schedules (or similar attachments) have been omitted pursuant to Item 601(a)(5) or Item 601(b)(2) of Regulation S-K. The registrant agrees to furnish copies of such schedules (or similar attachments) to the U.S. Securities and Exchange Commission upon request.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

BERRY GLOBAL GROUP, INC.

Date: February 12, 2024	By:	/s/ Jason K. Greene
Jason K. Greene
Executive Vice President, Chief Legal Officer and Secretary